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                                                                  Exhibit 23(m)1

                       CADRE INSTITUTIONAL INVESTORS TRUST

                 Plan of Distribution Pursuant to Rule 12b-1 for
                 Sponsored U.S. Government Money Market Fund and
                             Sponsored Money Market

                            Adopted December 16, 1998

         This Plan (the "Plan") has been adopted by the Board of Trustees of Cadre Institutional Investors Trust (the "Trust") pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940 (the "Act"). It applies to the two series of the Trust known as Sponsored U.S. Government Money Market Fund and Sponsored Money Market Fund (each, a "Fund").

         Section 1. Services. Each Fund may enter into written agreements pursuant to the Plan ("Agreements") under which it compensates membership associations and other organizations whose members purchase shares of the Fund or whose members are affiliated with entities which purchase shares of the Fund (each, an "Organization") for providing certain assistance to the Fund, or for performing certain functions, which directly or indirectly foster the distribution of shares of the Fund, including without limitation: (a) the licensing of the Organization's name and logos to permit the use thereof in informational materials regarding the Fund; (b) conferring with and advising the Fund's investment adviser, administrator and distributor (collectively, the "Service Providers") regarding the policies and features of the Fund and providing them with information about the members of or persons associated with the Organization and others who are eligible to invest in the Fund in order to assist the Service Providers and their affiliates in providing services to the Fund and its shareholders and in developing new services; (c) permitting the distributor of the Fund to include information in the Organization's publications announcing informational meetings and seminars at which representatives of Service Providers, who are licensed as securities salespersons, discuss the Fund and related matters; (d) conferring with the Service Providers as to local facilities to be used in connection with the administration and operation of the Fund; (e) permitting the dissemination of information regarding the Fund to members of the Organization; (f) allowing use of the Organization's publications to disseminate information regarding the
Fund; (g) conferring with the Service Providers regarding coordination of efforts and the resolution of operational difficulties that may arise between the Fund and persons that are or may become shareholders in the Fund; (h) providing the distributor with mailing lists of members of the Organization; and
(i) retaining industry associations and others to assist the Organization in providing any of the services or functions set forth above. An Organization may provide one or more of those functions, and an Organization's provision of any function shall not be dependent upon its providing any other functions. The functions in (a) above shall be covered by an agreement separate from any agreement relating to the functions in (b)-(i) above.
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         Section 2. Payments Under the Plan. The maximum amount of payments made to pursuant to the Plan shall be as follows:

         Payments by each Fund under the Plan may be made at an annual rate of up to 0.10% of the average daily net asset value of shares of the Fund. The fees payable to each Organization may be allocated among the specific services and functions described in (a)-(i) above. The fees paid to an Organization shall not be computed at an annual rate in excess of 0.10%.

         For purposes of determining the amounts payable by a Fund under the Plan, the net asset value of the outstanding shares of the Fund shall be computed in the manner specified in the Fund's then current prospectus and statement of additional information.

         Section 3. Reports of Distributor. So long as the Plan is in effect, the distributor of the Funds shall provide to the Board of Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

         Section 4. Effectiveness of Plan. The Plan has been approved by a majority of the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the Act) of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan. The Plan will become effective as to each Fund as of the date such Fund commences its operations.

         Section 5. Continuance of Plan. The Plan shall remain in effect until November 30, 1999, unless terminated prior thereto in accordance with Section 7, and shall continue in effect from year to year thereafter, provided that such continuance is specifically approved at least annually by the Board of Trustees in the manner described in Section 4 of this Plan and in the manner specified by Rule 12b-1 under the Act.

         Section 6. Amendments. The Plan may be amended at any time by the Board of Trustees provided that (a) any amendment to increase materially the amount to be spent hereunder by a Fund shall be approved by a vote of a majority of the outstanding shares of that Fund, and (b) any material amendments of the terms of the Plan shall be approved by the Board of Trustees in the manner described in
Section 4.

         Section 7. Termination. The Plan is terminable as to either Fund, without penalty, at any time by (a) a vote of a majority of the Trustees who are not "interested persons" (as defined in the Act) of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan, or (b) a vote of a majority of the outstanding shares of a Fund.

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         Section 8. Selection/Nomination of Trustees. While this Plan is in effect, the selection and nomination of those Trustees who are not "interested persons" (as defined in the Act) of the Trust shall be committed to the discretion of the non-interested Trustees then serving as such.

         Section 9. Agreements Related to the Plan. Any Agreement entered into pursuant to this Plan shall be approved in the manner described in Section 4, and shall contain such provisions as are required by Rule 12b-1 under the Act.

         Section 10. Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.